UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Darden Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1997.
Orlando, Florida
October 21, 2021

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2021

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$818,749,043	$457,930	$819,206,973
Common stock of Darden Restaurants, Inc. – allocated	107,804,427	228,298,374	336,102,801
Total investments	926,553,470	228,756,304	1,155,309,774
Receivables:
Employer contributions	4,259,800	—	4,259,800
Receivable for investments sold	—	1,464,128	1,464,128
Accrued dividends and interest	646,906	1,381,244	2,028,150
Notes receivable from Participants	21,104,757	—	21,104,757
Total receivables	26,011,463	2,845,372	28,856,835
Total assets	952,564,933	231,601,676	1,184,166,609
Net assets available for benefits	$952,564,933	$231,601,676	$1,184,166,609

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2020

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$622,185,172	$723,748	$622,908,920
Common stock of Darden Restaurants, Inc. – allocated	62,080,339	131,031,338	193,111,677
Total investments	684,265,511	131,755,086	816,020,597
Receivables:
Employer contributions	7,498,431	—	7,498,431
Receivable for investments sold	135,845	—	135,845
Accrued dividends and interest	186	90	276
Notes receivable from Participants	22,564,910	—	22,564,910
Total receivables	30,199,372	90	30,199,462
Total assets	714,464,883	131,755,176	846,220,059
Liabilities:
Payable for investments purchased	2,038,482	—	2,038,482
Total liabilities	2,038,482	—	2,038,482
Net assets available for benefits	$712,426,401	$131,755,176	$844,181,577
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2021

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$277,209,052	$120,730,335	$397,939,387
Dividends and interest	8,358,913	2,479,975	10,838,888
Net investment income	285,567,965	123,210,310	408,778,275
Notes receivable from Participants activity during the year:
Interest	1,386,664	—	1,386,664
Total notes receivable from Participants activity	1,386,664	—	1,386,664
Contributions:
Participants	50,546,646	—	50,546,646
Employer	19,752,800	—	19,752,800
Total contributions	70,299,446	—	70,299,446

Total additions	357,254,075	123,210,310	480,464,385
Deductions from net assets attributed to:
Benefits paid to participants	(121,208,256)	(17,693,233)	(138,901,489)
Administrative expenses	(1,505,376)	(72,488)	(1,577,864)
Transfers between funds	5,598,089	(5,598,089)	—
Total deductions	(117,115,543)	(23,363,810)	(140,479,353)

Net increase	$240,138,532	$99,846,500	$339,985,032
Net assets available for benefits:
Beginning of year	712,426,401	131,755,176	844,181,577
End of year	$952,564,933	$231,601,676	$1,184,166,609
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2020

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions (deductions) to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(70,978,918)	$(80,329,975)	$(151,308,893)
Dividends and interest	17,231,254	5,046,919	22,278,173
Net investment loss	(53,747,664)	(75,283,056)	(129,030,720)
Notes receivable from Participants activity during the year:
Interest	1,182,778	—	1,182,778
Total notes receivable from Participants activity	1,182,778	—	1,182,778
Contributions:
Participants	63,699,759	—	63,699,759
Employer	26,411,819	—	26,411,819
Total contributions	90,111,578	—	90,111,578

Total additions (deductions)	37,546,692	(75,283,056)	(37,736,364)
Deductions from net assets attributed to:
Benefits paid to participants	(68,182,843)	(13,587,902)	(81,770,745)
Interest expense	—	(7,319)	(7,319)
Administrative expenses	(2,126,349)	(63,980)	(2,190,329)
Transfers between funds	14,009,057	(14,009,057)	—
Total deductions	(56,300,135)	(27,668,258)	(83,968,393)

Net decrease	$(18,753,443)	$(102,951,314)	$(121,704,757)
Net assets available for benefits:
Beginning of year	731,179,844	234,706,490	965,886,334
End of year	$712,426,401	$131,755,176	$844,181,577
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020

(1)Description of the Plan
The following description of the Darden Savings Plan (the Plan or DSP) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company or Darden). The Plan was originally effective as of June 1, 1973, but was most recently amended and restated effective as of January 1, 2016 and has been subsequently amended. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $19,500 in 2021 and 2020. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $6,500 in 2021 and 2020.
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who are at least age 21 and complete a year of service are eligible for Company Matching Contributions. Salaried qualified employees are also generally eligible for a Retirement Plus Contribution (RPC).
Company Matching Contributions
For the calendar quarters beginning April 1, 2020, July 1, 2020, October 1, 2020, and January 1, 2021, the Company made matching contributions of 25% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. For the calendar quarter beginning April 1, 2021, the Company made a matching contribution of 120% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Effective for calendar quarters beginning on or after April 1, 2020, the Company Matching Contribution is determined separately each calendar quarter at the Company's discretion and can range from a minimum of 0% to a maximum of 120% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are generally contributed to the Plan on a quarterly basis. For calendar quarters ending prior to April 1, 2020, Company Matching Contributions were funded through the Employee Stock Ownership Plan (ESOP) component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, the ESOP loan was repaid in full and Company Matching Contributions are made only through the non-ESOP component of the Plan. Company Matching Contributions are invested in Darden common stock through the ESOP portion of the Plan or in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
DSP Retirement Plus Contribution ("RPC")
Eligible employees need not make contributions to the Plan to be eligible to receive RPCs. Prior to calendar quarters beginning April 1, 2020, RPCs were made on a quarterly basis and equaled 1.5% of eligible compensation. Effective for calendar quarters beginning on or after April 1, 2020, the amount of the RPC may vary from quarter to quarter at the discretion of the Company and may equal 0% up to and including 1.5% of eligible compensation. During plan year 2021, the RPC equaled 1.5% of eligible compensation. Prior to calendar quarters beginning April 1, 2020, RPCs were funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, RPCs were made only through the non-ESOP component of the Plan. RPCs are invested in Darden common stock through the ESOP portion of the Plan or in accordance with participant investment elections through the non-ESOP portion of the Plan.
Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan. The Company also implemented the expanded in-service withdrawal options available under the Coronavirus Aid, Relief and Economic Security Act (CARES Act).
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution, an eligible rollover to another qualified plan or to leave their account in the Plan. The Plan charges a quarterly fee of $9.50 to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There is currently no ESOP loan outstanding as the Company fully repaid the outstanding loan balance in December 2019. The ESOP loan was secured by a pledge of the purchased Company stock. As ESOP loan repayments were made, the ESOP Trustee released the leveraged shares. The Plan then used these released shares to fund certain Company Matching Contributions and certain RPCs, which were then allocated to eligible participants’ ESOP accounts.
Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., served as trustee and recordkeeper of the Plan through April 15, 2021. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company. Principal Financial Group Inc. acquired Wells Fargo's Institutional Retirement and Trust business in 2019 and served as trustee and recordkeeper of the Plan beginning on April 16, 2021 through the end of the plan year.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Newport Trust (formally known as Evercore Trust) was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the Plan. Newport Trust will act as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
(2)Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedule.
As of April 30, 2021, 29% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes Receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $500 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding the Participant’s ESOP and RPC accounts. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years, unless the Participant receives a principal residence loan, in which case the loan repayment term can be up to 15 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2021, interest rates ranged from 4.25% to 9.50% and loans mature through April 28, 2036. The Company also implemented the expanded participant loan relief available under the CARES Act.

(d)Use of Estimates
The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in any order of priority to: (i) pay Plan expenses, to the extent not paid by the Company, (ii) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, (iii) correct an error made in allocating amounts to participants' accounts, (iv) be allocated to participants' accounts in the proportion that each participant's earnable compensation bears to the earnable compensation of all participants for the Plan year, or (v) fund contributions that the Company or a participating employer would otherwise make in accordance with the terms of the Plan or guidance prescribed by the Internal Revenue Service or another government agency, including corrective qualified nonelective contributions. During the 2021 and 2020 Plan years, $1,141,071 and $1,155,105, respectively, of forfeitures were used to pay administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2021 and 2020. Additionally, as of April 30, 2021 and 2020 forfeitures available for future use totaled $482,813 and $0, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
(4)Choice of Investments
As of April 30, 2021, all contributions may be directed to 20 basic investment alternatives: Columbia Trust Stable Government I-0 Fund, DFA US Small Cap Portfolio, TS&W Collective/International Large Cap Equity Fund, Vanguard Institutional Index Fund Plus, Vanguard Target Retirement 2065 Trust II Fund, Vanguard Target Retirement 2060 Trust II Fund, Vanguard Target Retirement 2055 Trust II Fund, Vanguard Target Retirement 2050 Trust II Fund, Vanguard Target Retirement 2045 Trust II Fund, Vanguard Target Retirement 2040 Trust II Fund, Vanguard Target Retirement 2035 Trust II Fund, Vanguard Target Retirement 2030 Trust II Fund, Vanguard Target Retirement 2025 Trust II Fund, Vanguard Target Retirement 2020 Trust II Fund, Vanguard Target Retirement 2015 Trust II Fund, Vanguard Institutional Target Retirement Income Trust II Fund, Vanguard Total Bond Market Index Fund, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index Institutional Fund, and Darden Common Stock.

(5)Fair Value Measurement
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Investments in common collective trusts are valued using a Readily Determinable Fair Value (RDFV) based on the fair value of the underlying securities in which the account is invested. The RDFV is used if the fair value per share is determined and published and is the basis for current transactions. There are currently no redemption restrictions or unfunded commitments on these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2021:

	Fair value of assets at April 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$336,102,801	$336,102,801	$—	$—
Short-term investments	2,700,753	2,700,753	—	—
Mutual funds	290,522,131	290,522,131	—	—
Common collective trust	525,984,089	—	525,984,089	—
Total	$1,155,309,774	$629,325,685	$525,984,089	$—

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2020:

	Fair value of assets at April 30, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$193,111,677	$193,111,677	$—	$—
Short-term investments	4,419,142	4,419,142	—	—
Mutual funds	539,907,131	539,907,131	—	—
Common collective trust	78,582,647	—	78,582,647	—
Total	$816,020,597	$737,437,950	$78,582,647	$—
For the years ended April 30, 2021 and 2020, there were no investments classified as level 3 nor were there any transfers between levels 1, 2, or 3.

(6)Common Stock of Darden Restaurants, Inc.
At April 30, 2021 and 2020, the fair value of the shares held in non-ESOP Fund participant directed accounts was $107,804,427 (734,763 shares) and $62,080,339 (841,311 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. The Company made its final ESOP loan repayments in December 2019. Prior to repayment, these ESOP loans were secured by pledges of the purchased Company stock. The ESOP Trustee held the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments were made, the ESOP Trustee released these shares. The Plan could use these released shares to fund Company Matching Contributions and RPCs, which were then allocated to eligible participants’ ESOP accounts.
After the final ESOP loan repayments, the same general rules continue to apply to the participants' ESOP accounts. Dividends are automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the non-participant directed portion of the ESOP fund and increase the net assets of the participant directed funds. These contributions were included as transfers between funds on the accompanying statements of changes in net assets available for benefits.
At April 30, 2021 and 2020, the Darden ESOP Fund consists of 1,556,014 and 1,775,773 shares, respectively, of Darden's common stock. Of the total shares held by the Darden ESOP Fund, 1,556,014 shares at April 30, 2021 and 1,775,733 shares at April 30, 2020 of Darden's common stock have been allocated to individual participant accounts. At April 30, 2021, the fair value of the 1,556,014 allocated shares was $228,298,374. At April 30, 2020, the fair value of the 1,775,733 allocated Company shares was $131,031,338.
The Darden ESOP Fund had one promissory note payable to the Company (Original Loan) and was paid off in December 2019. Accordingly, for the year ended April 30, 2020, the Darden ESOP Fund made principal payments of $736,360 to pay off all remaining amounts outstanding.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
    Information about the net assets and significant components of the changes in net assets relating to the ESOP Funds as of and for the years ended April 30, 2021 and 2020 is presented in the following tables:

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2021
	Non-participant Directed	Participant Directed	Total
Assets:
Investments:
Investments, at fair value	$—	$457,930	$457,930
Common stock of Darden Restaurants, Inc. – allocated	—	228,298,374	228,298,374
Total investments	—	228,756,304	228,756,304
Receivables:
Accrued dividends and interest	—	1,381,244	1,381,244
Receivable for investments sold	—	1,464,128	1,464,128
Total receivables	—	2,845,372	2,845,372
Total assets	—	231,601,676	231,601,676
Net assets available for benefits	$—	$231,601,676	$231,601,676

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2020
	Non-participant Directed	Participant Directed	Total
Assets:
Investments:
Investments, at fair value	$—	$723,748	$723,748
Common stock of Darden Restaurants, Inc. – allocated	—	131,031,338	131,031,338
Total investments	—	131,755,086	131,755,086
Receivables:
Accrued dividends and interest	—	90	90
Total receivables	—	90	90
Total assets	—	131,755,176	131,755,176
Net assets available for benefits	$—	$131,755,176	$131,755,176

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020

ESOP Funds Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2021
	Non-participant Directed	Participant Directed	Total
Additions (deductions) to net assets attributed to:
Net appreciation in fair value of investments	$—	$120,730,335	$120,730,335
Dividends and interest	—	2,479,975	2,479,975
Total additions	—	123,210,310	123,210,310

Deductions from net assets attributed to:
Benefits paid to participants	—	(17,693,233)	(17,693,233)
Interest expense	—	—	—
Administrative expenses	—	(72,488)	(72,488)
Transfers between funds	—	(5,598,089)	(5,598,089)
Total deductions	—	(23,363,810)	(23,363,810)

Net increase	$—	$99,846,500	$99,846,500
Net assets available for benefits:
Beginning of year	—	131,755,176	131,755,176
End of year	$—	$231,601,676	$231,601,676

ESOP Funds Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2020
	Non-participant Directed	Participant Directed	Total
Additions (deductions) to net assets attributed to:
Net depreciation in fair value of investments	$(1,771,015)	$(78,558,960)	$(80,329,975)
Dividends and interest	231,636	4,815,283	5,046,919
Total deductions	(1,539,379)	(73,743,677)	(75,283,056)

Deductions from net assets attributed to:
Benefits paid to participants	—	(13,587,902)	(13,587,902)
Interest expense	(7,319)	—	(7,319)
Administrative expenses	—	(63,980)	(63,980)
Transfers between funds	(14,946,395)	937,338	(14,009,057)
Total deductions	(14,953,714)	(12,714,544)	(27,668,258)

Net decrease	$(16,493,093)	$(86,458,221)	$(102,951,314)
Net assets available for benefits:
Beginning of year	16,493,093	218,213,397	234,706,490
End of year	$—	$131,755,176	$131,755,176

(8)Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $1,625,599 and $1,628,334 for the years ended April 30, 2021 and 2020, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $316,412 and $284,810 for the years ended April 30, 2021 and 2020, respectively.

(9)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2021	2020
Net assets available for benefits per the accompanying financial statements	$1,184,166,609	$844,181,577
Notes receivable from Participants – deemed distributions	(616,445)	(1,291,854)
Net assets available for benefits per Form 5500	$1,183,550,164	$842,889,723

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2021	2020
Total deductions per the accompanying financial statements	$140,479,353	$83,968,393
Deemed distributed notes receivable from Participants offset by total distributions	(675,409)	406,955
Total deductions per Form 5500	$139,803,944	$84,375,348

    Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

    A note receivable from a Participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with U.S. generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

(10)Tax Status
The Plan obtained a determination letter on June 23, 2017, in which the Internal Revenue Service (IRS) stated that the Plan, as restated effective January 1, 2016, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2021. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2021 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ended through April 30, 2017.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2021 and 2020
(11) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses.

(12) Subsequent Events
There have been no subsequent events through the issuance of these financial statements on October 21, 2021.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2021

Issuer	Face amount or number of units	Cost	Current value
Darden Common Stock *	2,290,777	$62,047,838	$336,102,801
Columbia Trust Stable Government I-0 Fund	4,539,018	53,741,969	53,741,974
DFA US Small Cap Portfolio Fund	1,073,188	49,895,059	49,935,424
TS&W Collective/International Large Cap Equity Fund	2,721,807	33,683,620	33,401,475
Vanguard Institutional Index Plus Fund	416,284	151,728,259	152,164,124
Vanguard Target Retirement 2065 Fund	21,103	693,061	692,799
Vanguard Target Retirement 2060 Fund	246,662	13,149,911	13,147,108
Vanguard Target Retirement 2055 Fund	564,449	38,140,680	38,128,549
Vanguard Target Retirement 2050 Fund	1,307,724	65,975,359	65,961,591
Vanguard Target Retirement 2045 Fund	1,693,998	84,853,244	84,835,418
Vanguard Target Retirement 2040 Fund	1,109,827	54,292,052	54,259,443
Vanguard Target Retirement 2035 Fund	1,512,477	70,420,187	70,375,564
Vanguard Target Retirement 2030 Fund	818,214	36,802,165	36,770,550
Vanguard Target Retirement 2025 Fund	1,030,952	45,805,711	45,753,660
Vanguard Target Retirement 2020 Fund	391,683	16,908,973	16,893,277
Vanguard Target Retirement 2015 Fund	165,839	6,772,828	6,766,225
Vanguard Institutional Target Retirement Income Fund	124,472	5,262,678	5,256,457
Vanguard Total Bond Market Index Fund	2,330,096	26,236,630	26,166,983
Vanguard Extended Market Index Fund	380,903	53,164,495	53,185,542
Vanguard Total International Stock Index Institutional Fund	65,554	9,105,496	9,070,057
Short-term Investment Fund*	2,700,753	2,700,753	2,700,753
Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 9.50% with varying maturities*	4,241	—	21,104,757
Total			1,176,414,531

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 21, 2021	By:	/s/ Julie Griffin
Julie Griffin, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.